                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

X FORM 10-K for period ending 4/30/97

                       Part I - Registration Information

Full Name of Registrant:                Leading Edge Earth Products, Inc.
Former name if applicable:              Not applicable
Address of Principal Executive Office:  319 Nickerson St. #186, Seattle, WA
                                        98109

                       Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

                              Part III  Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period:

The subject form 10-K cannot be timely filed without unreasonable effort or expense because the Company had an unexpected change in auditors after the year end.

                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

James R. Medley, Treasurer                        206-322-8414

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed: If the answer is no, identify report. X Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X  No

Date    July 29, 1997           Leading Edge Earth Products, Inc.


                                By: James R. Medley
                                Treasurer